Filed by FirstMark Horizon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001- 39585

CO NF IDE NT I A L OCTOBER 2021 ALL HANDS CONFIDENTIAL

WE ARE INCREDIBLY PROUD TO ANNOUNCE A TRANSACTION WITH FIRSTMARK HORIZON ACQUISITION CORP. THAT WILL PROVIDE STARRY WITH ADDITIONAL FINANCING AND TAKE US PUBLIC CONFIDENTIAL PG 2 .

SOLVING FOR OUR EXPANSIVE GROWTH • We want to bring better broadband to millions • We have the tech, economics, and spectrum solved • This transaction provides support for our plans to grow to cover an estimated 25+ million households by the end of 2026 LET’S KEEP EXECUTING ON OUR MISSION AND DELIVERING FOR OUR CUSTOMERS CONFIDENTIAL PG 3 .

+ LONG - TERM PARTNERSHIP FOCUSED ON STARRY’S GROWTH AND THE GOAL OF IMPROVING BROADBAND FOR EVERYONE CONFIDENTIAL PG 4 . 1. FirstMark Capital, an affiliate of FirstMark Horizon Acquisition Corp . ’s sponsor, is a long - term Starry investor, participating in our seed round through our latest round of financing 2. Amish Jani, Founder and Partner at FirstMark Capital, has served on our board since inception and will continue to serve on our board after the transaction closes 3. The combination gives us access to the scale capital necessary to expand across our footprint, and will create liquidity for all Starry equity holders, including employees

MEET FIRSTMARK CAPITAL

Several of FirstMark Capital's private investments have already evolved into transformative public companies…

Company	Market Cap
shopify	$180bn Market Cap
airbnb	$98bn Market Cap
Pinterest	$34bn Market Cap
DraftKings	$24bn Market Cap
upwork	$6bn Market Cap

…While others comprise a portfolio of unicorns[1] with the potential to become the next generation of publicly-traded technology disruptors

ro	DISCORD	carta	dataiku	DIGITAL CURRENCY GROUP
Frame.io Pending acq. By Adobe	pendo	Cockroach Labs	invision	Orchard
Ledger	ada	Justworks	upgrade	20+ Unicorns[1] across the FirstMark Capital portfolio

STARRY

Note: 1. Companies that have a fully-diluted market capitalization equal to or greater than $1 billion as of the most recent private financing transaction, acquisition, or market close, as applicable.
Market capitalizations as of September 13, 2021

CONFIDENTIAL PG 5.

MEET AMISH Amish Jani is a Founder and Partner of FirstMark Capital and has been an active venture capitalist for over 20 years. He invests broadly across the cloud and Internet landscape, including SaaS applications, ecommerce, infrastructure and more. Amish has been recognized by CB Insights and the New York Times as a Top 100 Venture Capitalist globally. In 2021, he was recognized by Business Insider in The Seed 100 (best early - stage investors) and named one of the 50 Most Important VCs in New York. CONFIDENTIAL PG 6 .

WHAT HAPPE NS NEXT CONFIDENTIAL PG 7 . • We need to continue to focus on delivering the best broadband experience we can to our customers • Our mission is unchanged – we will continue to focus on bringing better broadband to millions • We expect the transaction to close by the end of the first quarter of 2022

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. ("Starry"), will file a registration statement on Form S - 4 (the “Form S - 4”) with the Securities and Exchange Commission (the “SEC”). The Form S - 4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S - 4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S - 4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination. PARTICIPANTS IN THE SOLICITATION FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S - 1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S - 1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. PARTICIPANTS IN THE SOLICITATION This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. CONFIDENTIAL PG 8 .

FORWARD LOOKING STATEMENTS This communication includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward - looking statements. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward - looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S - 1 (File No. 333 - 248916), its Annual Report on Form 10 - K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10 - Q. In addition, there will be risks and uncertainties described in the Form S - 4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward - looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID - 19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S - 1 and Annual Report on Form 10 - K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10 - Q. These risks and uncertainties may be amplified by the COVID - 19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward - looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws. CONFIDENTIAL PG 9 .

HAPPY INTERNETING